UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2022

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated November 15, 2022 announcing results for the quarter ended September 30, 2022
●	Third quarter 2022 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, (b) Registration Statement No. 333-259445 on Form F-3, (c) Registration Statement No. 333-258254 on Form F-3 and (d) Registration Statement No. 333-255973 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2022
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Solid Third Quarter 2022 Results Despite Weaker Market Conditions

LONDON, November 15, 2022 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced results for the third quarter 2022.

FINANCIAL HIGHLIGHTS

●	Q3 2022 revenue of $593.2 million, down 29.5% over the prior quarter
●	Q3 2022 Adjusted EBITDA of $185.3 million, down 38.9% over the prior quarter
●	Adjusted EBITDA margin decrease of 5 percentage points to 31% in Q3 2022, down from 36% over the prior quarter
●	Net profit of $98.8 million (diluted earnings per share of $0.52), compared to net profit of $185.1 million (diluted earnings per share of $0.98) in Q2 2022
●	Net debt of $194 million at quarter end, similar at the end of Q2
●	Total cash of $236.8 million at quarter-end, down $69.7 million from the prior quarter

BUSINESS HIGHLIGHTS

●	Solid third quarter results despite weaker market conditions
●	Redeemed all $60 million of the 9% super senior secured notes due 2025
●	Board approval of our new medium to long term strategy
●	Planned restart of the Polokwane facility, adding 55,000 tons of silicon metal capacity in South Africa, providing access to strategically located lower-cost asset
●	Ramping up industrial production of 99.999% (3N) and 99.9999% (4N) micrometer size silicon metal at our Puertollano facility in Spain

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “During the third quarter, we have seen a challenging environment driven by demand slowdown and continued volatility in energy prices in Europe.  Steel production has been heavily curtailed in Europe, where we have also seen massive closures of aluminum plants.

“Despite a difficult environment during the third quarter, Ferroglobe continues to perform well, generating robust sales and healthy profitability.  The various initiatives that we have implemented over the past two years have enabled us to perform well during challenging periods and declining prices.  We continue to focus on improving our overall competitiveness in the market and optimizing  our cost position.  The restart of our Polokwane facility will provide us with a competitive source of silicon metal with a location that will provide the flexibility to move production away from plants impacted by burdened energy costs and expand business in new geographies.  As we have mentioned in prior earnings calls, we continue reducing our leverage with the objective of further strengthening our balance sheet.  During the third quarter we redeemed $60 million of our 9% super senior secured notes, reducing our annual interest expense by over $5 million.  We will continue to focus on optimizing our costs to improve the efficiency of our organization,” concluded Dr. Levi.

Third Quarter 2022 Financial Highlights

	Quarter Ended	Quarter Ended	Quarter Ended	%	%	Nine Months Ended	Nine Months Ended	%
$,000 (unaudited)	September 30, 2022	June 30, 2022	September 30, 2021	CQ/PQ	CYQ/PYQ	September 30, 2022	September 30, 2021	CY/PY

Sales	$593,218	$840,808	$429,210	(29%)	38%	$2,149,291	$1,209,137	78%
Raw materials and energy consumption for production	$(285,210)	$(369,749)	$(295,273)	(23%)	(3%)	$(995,514)	$(813,377)	22%
Operating profit (loss)	$154,424	$265,298	$11,260	(42%)	1,271%	$630,853	$(24,502)	2,675%
Operating margin	26.0%	31.6%	3%			29.4%	(2%)
Adjusted net income (loss) attributable to the parent	$118,264	$213,170	$(64,214)	(45%)	284%	$496,737	$(79,424)	725%
Adjusted diluted EPS	$0.64	$1.14	$(0.36)			$2.66	$(0.45)
Adjusted EBITDA	$185,293	$303,159	$37,592	(39%)	393%	$729,568	$93,747	678%
Adjusted EBITDA margin	31.2%	36.1%	8.8%			33.9%	7.8%
Operating cash flow	$54,972	$164,818	$(34,677)	(67%)	259%	$285,698	$(23,050)	1,339%
Free cash flow[1]	$40,141	$151,109	$(42,845)	(73%)	194%	$248,033	$(39,440)	729%

Working Capital	$717,283	$687,345	$395,867	4%	81%	$717,283	$395,867	81%
Working Capital as % of Sales[2]	30.2%	20.4%	23.1%			25.0%	24.6%
Cash and Restricted Cash	$236,789	$306,511	$95,043	(23%)	149%	$236,789	$95,043	149%
Adjusted Gross Debt[3]	$431,207	$500,472	$499,270	(14%)	(14%)	$431,207	$499,270	(14%)
Equity	$700,340	$637,710	$281,910	10%	148%	$700,340	$281,910	148%
(1)	Free cash flow is calculated as operating cash flow plus investing cash flow
(2)	Working capital based on annualized quarterly sales respectively
(3)	Adjusted gross debt excludes bank borrowings on factoring program and impact of leasing standard IFRS16 at September 30, 2022 June 30, 2022 & September 30, 2021

Sales

In the third quarter of 2022, Ferroglobe reported net sales of $593.2 million, a decrease of 29% compared with the prior quarter and an increase of 38% compared with the third quarter of 2021. The decrease in our third quarter results is primarily attributable to lower volumes across our product portfolio, and lower pricing in our main products. The $248 million decrease in sales over the prior quarter was primarily driven by silicon metal, which accounted for $92 million of the decrease, silicon based alloys, which accounted for $57 million and manganese-based alloys, which accounted for $95 million.

Raw materials and energy consumption for production

Raw materials and energy consumption for production was $285.2 million in the third quarter of 2022 versus $369.8 million in the prior quarter, a decrease of 23%. As a percentage of sales, raw materials and energy consumption for production was 48% in the third quarter of 2022 versus 44% in the prior quarter. This variance is mainly due to the larger energy benefit in France recognized in the second quarter, the increase in the price of energy and inflationary pressure on raw material prices, particularly coal.

Net Income (Loss) Attributable to the Parent

In the third quarter of 2022, net profit attributable to the Parent was $97.6 million, or $0.52 per dilutedshare, compared to a net profit attributable to the Parent of $185.3 million, or $0.98 per diluted share in the second quarter.

Adjusted EBITDA

In the third quarter of 2022, Adjusted EBITDA was $185.3 million, or 31% of sales, a decrease of 5 percentage points compared to adjusted EBITDA of $303.2 million, or 36% of sales in the second quarter of 2022. The decrease in the the third quarter of 2022 Adjusted EBITDA as a percentage of sales is primarily attributable to the decrease in sale volumes and price.

Total Cash

The total cash balance was $236.8 million as of September 30, 2022, down $69.7 million from $306.5 million as of June 30, 2022.

During the third quarter of 2022, we generated positive operating cash flow of $54.9 million, had negative cash flow from investing activities of $14.8 million, and $108.9 million in negative cash flow from financing activities, primarily driven by the $60 million of 9% super senior notes redeemed in July 2022.

Total Working Capital

Total working capital was $717.3 million at September 30, 2022, increasing from $687.3 million at June 30, 2022.  The $30.0 million increase in working capital during the quarter was due primarily to a $108.6 million increase in inventories, partially offset by a $84.9 million decrease in accounts receivables. On a relative basis, our working capital as a percentage of sales increased during the third quarter to 30.2%, compared to 20.4% during the prior quarter.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “During the third quarter we continued to follow through on our stated commitment to deleverage the balance sheet with the redemption of our 9% super senior notes that was completed in July.  This reduced our adjusted gross debt by $60 million.  This was in addition to the $19 million of the senior notes that we purchased in the open market during the second quarter.

“While our end-markets were challenging in the third quarter, we were able to successfully manage our cost to report healthy EBITDA, which remained relatively strong, as well as EBITDA margins, which were the third highest in the Company’s history.  The third quarter results highlight that the cost cutting initiatives that we have implemented over the past couple of years enable us to perform well in both challenging markets as well as healthy ones.

“Ferroglobe’s financial condition is strong with $237 million in total cash, with provides us with much flexibility to manage our business” concluded Mrs. García-Cos.

Product Category Highlights

Silicon Metal

	Quarter Ended	Quarter Ended		Quarter Ended		Nine Months Ended	Nine Months Ended
	September 30, 2022	June 30, 2022	Change	September 30, 2021	Change	September 30, 2022	September 30, 2021	Change
Shipments in metric tons:	50,545	62,988	(19.8)%	61,713	(18.1)%	169,883	190,311	(10.7)%
Average selling price ($/MT):	5,220	5,649	(7.6)%	2,467	111.6%	5,489	2,366	132.0%

Silicon Metal Revenue ($,000)	263,845	355,819	(25.8)%	152,246	73.3%	932,488	450,276	107.1%
Silicon Metal Adj.EBITDA ($,000)	113,151	175,108	(35.4)%	11,428	890.1%	439,920	39,845	1004.1%
Silicon Metal Adj.EBITDA Mgns	42.9%	49.2%		7.5%		47.2%	8.8%

Silicon metal revenue in the third quarter was $263.8 million, a decrease of 25.8% over the prior quarter.  The average realized selling price decreased by 7.6%, while total shipments decreased by 19.8%, primarily due to a decline in market demand. Adjusted EBITDA for silicon metal decreased to $113.2 million during the third quarter, a decrease of 35.4% compared with $175.1 million for the prior quarter.

Silicon-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Nine Months Ended	Nine Months Ended
	September 30, 2022	June 30, 2022	Change	September 30, 2021	Change	September 30, 2022	September 30, 2021	Change
Shipments in metric tons:	48,977	57,658	(15.1)%	55,863	(12.3)%	164,230	182,688	(10.1)%
Average selling price ($/MT):	3,655	4,097	(10.8)%	1,992	83.5%	3,819	1,824	109.4%

Silicon-based Alloys Revenue ($,000)	179,011	236,225	(24.2)%	111,279	60.9%	627,194	333,223	88.2%
Silicon-based Alloys Adj.EBITDA ($,000)	59,668	97,141	(38.6)%	8,375	612.5%	235,220	29,849	688.0%
Silicon-based Alloys Adj.EBITDA Mgns	33.3%	41.1%		7.5%		37.5%	9.0%

Silicon-based alloy revenue in the third quarter was $179.0 million, a decrease of 24.2% over the prior quarter. The average realized selling price decreased by 10.8%, due to a decline in demand for ferrosilicons linked to general industry declines in the steel sector. Total shipments of silicon-based alloys decreased 15.1%, driven by lower demand in our foundry business during the quarter due to the broader commodities slowdown. Adjusted EBITDA for the silicon-based alloys portfolio decreased to $59.7 million in the third quarter of 2022, a decrease of 38.6% compared with $97.1 million for the prior quarter.

Manganese-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Nine Months Ended	Nine Months Ended
	September 30, 2022	June 30, 2022	Change	September 30, 2021	Change	September 30, 2022	September 30, 2021	Change
Shipments in metric tons:	61,583	97,007	(36.5)%	76,454	(19.5)%	233,672	217,386	7.5%
Average selling price ($/MT):	1,584	1,986	(20.2)%	1,574	0.6%	1,860	1,390	33.8%

Manganese-based Alloys Revenue ($,000)	97,547	192,656	(49.4)%	120,339	(18.9)%	434,630	302,167	43.8%
Manganese-based Alloys Adj.EBITDA ($,000)	14,681	32,871	(55.3)%	22,494	(34.7)%	67,923	48,330	40.5%
Manganese-based Alloys Adj.EBITDA Mgns	15.1%	17.1%		18.7%		15.6%	16.0%

Manganese-based alloy revenue in the third quarter was $97.5 million, a decrease of 49.4% over the prior quarter. The average realized selling price decreased by 20.2% and total shipments decreased 36.5%.  Shipments declined, as a result of lower demand following an extraordinarily high second quarter, production self-constraint in Spain due to high energy prices, and higher pressure from Asian suppliers. Adjusted EBITDA for the manganese-based alloys portfolio decreased to $14.7 million in the third quarter of 2022, a decrease of 55.3% compared with $32.9 million for the prior quarter.

Russia – Ukraine War

The ongoing war between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, while the United States, United Kingdom and European Union, among other countries, announced sanctions against Russia. The ongoing conflict could result in the imposition of further economic sanctions against Russia. Sanctions imposed on coal and assimilated products such as anthracite and metallurgical coke have obliged Ferroglobe to redirect its sourcing of such products to other origins at a moment of strong market demand, leading to a temporary increase in raw materials prices. The uncertain supply and logistical conditions in Russia have also led Ferroglobe to diversify its sourcing of carbon electrodes. New sourcing was put in place during the course of the quarter allowing Ferroglobe to ensure supply continuity to its operations worldwide while maintaining compliance with applicable sanctions.

Subsequent event

Restart of Polokwane facility

In October 2022, the company announced the intention to restart its 55,000-ton silicon metal facility in Polokwane, South Africa.  The decision to restart the Polokwane facility was made as part of Ferroglobe’s strategic plan to increase its capacity of silicon metal to address strong market demand.  The Polokwane plant will enable the Company to add capacity that is lower cost and strategically located, optimizing its asset footprint, and providing flexibility in addressing the volatile energy markets in Europe.

The Polokwane facility provides a lower-cost source of silicon metal that is driven by competitive energy rates, an efficient asset base and a strategic location that can serve customers in Europe, the United States, the Middle East and Asia.   Ferroglobe expects to begin production of the three-furnace operation by the end of November 2022, with initial production of approximately 1,150 metric tons per month, gradually ramping up to approximately 3,750 metric tons per month by the end of the second quarter of 2023.

Conference Call

Ferroglobe invites all interested persons to participate on its conference call at 8:30 AM, U.S. Eastern Standard Time on November 16, 2022. Please dial-in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast.

To join via phone:
Conference call participants should pre-register using this link:
https://register.vevent.com/register/BI5ce939a3c6fa4ea1b91f9b12ba70c281
Once registered, you will receive the dial-in numbers and a personal PIN, which are required to access the conference call.

To join via webcast:
A simultaneous audio webcast, and replay will be accessible here:
https://edge.media-server.com/mmc/p/bq7jdch6

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon- and manganese-based specialty alloys, and other ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Anis Barodawalla
Vice President – Investor Relations
Email:   investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Sales	$593,218	$840,808	$429,210	$2,149,291	$1,209,137
Raw materials and energy consumption for production	(285,210)	(369,749)	(295,273)	(995,514)	(813,377)
Other operating income	19,711	26,223	31,447	68,942	70,466
Staff costs	(75,689)	(80,704)	(50,386)	(238,379)	(208,849)
Other operating expense	(77,954)	(130,992)	(79,785)	(292,122)	(209,793)
Depreciation and amortization charges, operating allowances and write-downs	(19,719)	(20,185)	(23,971)	(61,012)	(72,779)
Impairment losess	—	—	(363)	—	(363)
Other gain (loss)	67	(103)	381	(353)	1,056
Operating profit (loss)	154,424	265,298	11,260	630,853	(24,502)
Net finance expense	(16,630)	(12,829)	(103,379)	(41,914)	(130,420)
Exchange differences	(1,770)	(7,882)	(6,180)	(14,045)	(12,257)
Profit (loss) before tax	136,024	244,587	(98,299)	574,894	(167,179)
Income tax benefit (loss)	(37,184)	(59,529)	680	(140,207)	1,774
Profit (loss) for the period	98,840	185,058	(97,619)	434,687	(165,405)
Profit (loss) attributable to non-controlling interest	(1,212)	265	1,023	(570)	3,338
Profit (loss) attributable to the parent	$97,628	$185,323	$(96,596)	$434,117	$(162,067)

EBITDA	$174,143	$285,483	$35,231	$691,865	$48,277
Adjusted EBITDA	$185,293	$303,159	$37,592	$729,568	$93,747

Weighted average shares outstanding
Basic	187,424	187,441	179,849	187,454	172,852
Diluted	188,850	188,538	179,849	188,804	172,852

Profit (loss) per ordinary share
Basic	$0.52	$0.99	$(0.54)	$2.32	$(0.94)
Diluted	$0.52	$0.98	$(0.54)	$2.30	$(0.94)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	September 30,	June 30,	December 31,
	2022	2022	2021
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Other intangible assets	97,467	94,866	100,642
Property, plant and equipment	511,256	528,198	554,914
Other non-current financial assets	3,904	3,920	4,091
Deferred tax assets	158	124	7,010
Non-current receivables from related parties	1,462	1,558	1,699
Other non-current assets	17,072	17,818	18,734
Non-current restricted cash and cash equivalents	1,950	2,077	2,272
Total non-current assets	662,971	678,263	719,064
Current assets
Inventories	511,557	403,004	289,797
Trade and other receivables	413,722	498,619	381,073
Current receivables from related parties	2,445	2,605	2,841
Current income tax assets	1,155	2,314	7,660
Other current financial assets	2	203	104
Other current assets	35,581	15,518	8,408
Current restricted cash and cash equivalents	—	—	—
Cash and cash equivalents	234,839	304,434	114,391
Total current assets	1,199,301	1,226,697	804,274
Total assets	$1,862,272	$1,904,960	$1,523,338

EQUITY AND LIABILITIES
Equity	$700,340	$637,710	$320,031
Non-current liabilities
Deferred income	23,130	48,961	895
Provisions	53,487	55,771	60,958
Bank borrowings	2,534	2,922	3,670
Lease liabilities	9,181	9,514	9,968
Debt instruments	330,990	385,911	404,938
Other financial liabilities (1)	34,695	37,020	4,549
Other Obligations (2)	43,009	43,232	38,082
Other non-current liabilities (2)	—	—	1,476
Deferred tax liabilities	34,461	41,228	25,145
Total non-current liabilities	531,487	624,559	549,681
Current liabilities
Provisions	121,826	95,300	137,625
Bank borrowings	68,446	96,412	95,297
Lease liabilities	7,800	7,342	8,390
Debt instruments	5,146	15,075	35,359
Other financial liabilities (1)	56,078	57,653	62,464
Payables to related parties	848	9,605	9,545
Trade and other payables	207,996	214,278	206,000
Current income tax liabilities	70,564	43,193	1,775
Other Obligations (2)	7,171	16,469	22,843
Other current liabilities (2)	84,570	87,364	74,328
Total current liabilities	630,445	642,691	653,626
Total equity and liabilities	$1,862,272	$1,904,960	$1,523,338

(1)	On January 25, 2022, the Ministry opened a hearing to decide on reimbursement of the loan. The company presented its allegations on February 15, 2022. Based on those allegations, the reimbursement procedure has been suspended and a new final report is expected to be made by the Ministry by the end of 2022 ending the administrative procedure and establishing the definitive amount of the partial reimbursement to be made. However, for accounting purposes the entire loan was considered short-term
(2)	In 2021 we disaggregated “Other liabilities” into an additional line to the balance sheet “Other obligations“ to separately present certain contractual obligations whose nature and function differs from other items presented in the “Other liabilities line”, so as to allow a better understanding of the Company´s financial position.

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Cash flows from operating activities:
Profit (loss) for the period	$98,840	$185,058	$(97,619)	$434,687	$(165,405)
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	37,184	59,529	(680)	140,207	(1,774)
Depreciation and amortization charges, operating allowances and write-downs	19,719	20,185	23,971	61,012	72,779
Net finance expense	16,630	12,829	103,379	41,914	130,420
Exchange differences	1,770	7,882	6,180	14,045	12,257
Impairment losses	—	—	363	—	363
Net loss (gain) due to changes in the value of asset	(124)	(10)	(424)	(140)	(688)
Gain on disposal of non-current assets	142	—	—	444	(351)
Share-based compensation	1,118	970	1,269	3,895	2,163
Other adjustments	(85)	112	43	48	(17)
Changes in operating assets and liabilities					—
(Increase) decrease in inventories	(129,210)	(59,568)	(51,835)	(262,389)	(49,159)
(Increase) decrease in trade receivables	60,654	(25,963)	(27,683)	(87,076)	(78,000)
Increase (decrease) in trade payables	1,656	(10,959)	9,138	30,770	51,474
Other	(40,841)	5,654	(1,138)	(47,650)	3,764
Income taxes paid	(12,481)	(30,901)	359	(44,069)	(876)
Net cash provided (used) by operating activities	54,972	164,818	(34,677)	285,698	(23,050)
Cash flows from investing activities:
Interest and finance income received	1,055	140	21	1,263	184
Payments due to investments:
Other intangible assets (1)	(229)	—	—	(229)	—
Property, plant and equipment	(15,657)	(13,855)	(8,189)	(38,705)	(17,117)
Other	—	6	—	6	—
Disposals:					—
Other non-current assets	—	—	—	—	543
Net cash (used) provided by investing activities	(14,831)	(13,709)	(8,168)	(37,665)	(16,390)
Cash flows from financing activities:
Payment for debt and equity issuance costs	(693)	(100)	(26,064)	(793)	(43,755)
Proceeds from equity issuance	—	—	40,000	—	40,000
Proceeds from debt issuance	—	—	20,000	(4,943)	60,000
Increase/(decrease) in bank borrowings:					—
Borrowings	193,502	301,360	159,861	739,026	437,496
Payments	(218,593)	(292,253)	(158,118)	(748,473)	(460,565)
Amounts paid due to leases	(2,412)	(2,277)	(2,602)	(7,207)	(8,615)
Other amounts received/(paid) due to financing activities	(60,655)	(19,119)	—	(41,476)	—
Interest paid	(20,078)	(2,376)	(1,125)	(57,253)	(21,473)
Net cash (used) provided by financing activities	(108,929)	(14,765)	31,952	(121,119)	3,088
Total net cash flows for the period	(68,788)	136,344	(10,893)	126,914	(36,352)
Beginning balance of cash and cash equivalents	306,511	176,022	106,089	116,663	131,557
Exchange differences on cash and cash equivalents in foreign currencies	(934)	(5,855)	(153)	(6,788)	(162)
Ending balance of cash and cash equivalents	$236,789	$306,511	$95,043	$236,789	$95,043
Cash from continuing operations	234,839	304,434	89,047	234,839	89,047
Current/Non-current restricted cash and cash equivalents	1,950	2,077	5,996	1,950	5,996
Cash and restricted cash in the statement of financial position	$236,789	$306,511	$95,043	$236,789	$95,043

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Profit (loss) attributable to the parent	$97,628	$185,323	$(96,596)	$434,117	$(162,067)
Profit (loss) attributable to non-controlling interest	1,212	(265)	(1,023)	570	(3,338)
Income tax (benefit) expense	37,184	59,529	(680)	140,207	(1,774)
Net finance expense	16,630	12,829	103,379	41,914	130,420
Exchange differences	1,770	7,882	6,180	14,045	12,257
Depreciation and amortization charges, operating allowances and write-downs	19,719	20,185	23,971	61,012	72,779
EBITDA	174,143	285,483	35,231	691,865	48,277
Impairment	—	—	363	—	363
Restructuring and termination costs	—	3,406	1,313	9,315	44,422
New strategy implementation	7,354	14,270	—	24,592	—
Pension Plan buyout	—	—	685	—	685
Subactivity	3,796	—	—	3,796	—
Adjusted EBITDA	$185,293	$303,159	$37,592	$729,568	$93,747

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Profit (loss) attributable to the parent	$97,628	$185,323	$(96,596)	$434,117	$(162,067)
Tax rate adjustment	11,584	13,498	30,776	32,012	51,723
Impairment	—	—	247	—	247
Restructuring and termination costs	—	2,765	893	7,562	30,207
New strategy implementation	5,970	11,584	—	19,964	—
Pension Plan buyout	—	—	466	—	466
Subactivity	3,082	—	—	3,082	—
Adjusted profit (loss) attributable to the parent	$118,264	$213,170	$(64,214)	$496,737	$(79,424)

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Diluted profit (loss) per ordinary share	$0.52	$0.98	$(0.54)	$2.30	$(0.94)
Tax rate adjustment	0.06	0.08	0.18	0.18	0.31
Restructuring and termination costs	0.01	0.02	0.00	0.04	0.18
New strategy implementation	0.03	0.06	—	0.12	—
Subactivity	0.02	—	—	0.02	—
Adjusted diluted profit (loss) per ordinary share	$0.64	$1.14	$(0.36)	$2.66	$(0.45)

Advancing Materials Innovation NASDAQ: GSM Third Quarter 2022 Results November 16th, 2022

Forward-Looking Statements and non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated November 15, 2022 accompanying this presentation, which is incorporated by reference herein.

Q3 Business Review

OPENING REMARKS 4 BUSINESS HIGHLIGHTS $593 million SALES 29% Q/Q decrease $185 million ADJ. EBITDA 39% Q/Q decrease 31% ADJ. EBITDA MARGIN 5% decrease Q/Q $99 million NET INCOME $0.52 EPS 47% decrease Q/Q $194 million NET DEBT (9/30/22) Flat Q/Q Q3 FINANCIAL HIGHLIGHTS $237 million CASH EQUIV (9/30/22) 23% decrease Q/Q Solid third quarter results despite weaker market conditions Weaker demand impacting all our products Margin compression due to lower price and higher energy & raw materials costs Restart of our Polokwane plant progressing as planned Initiated restart in November, providing 55,000 tons of low-cost strategically located silicon metal Strengthened balance sheet Bolstered liquidity: lower-rate asset-based loan facility & redeemed $60m of 9% super senior notes with further deleveraging underway Board approval of strategy for enhanced company performance & sustained growth Sales, Adj. EBITDA, net income & earnings down from record levels but still high in historical context

PRODUCT CATEGORY SNAPSHOT Silicon Metal 5 Volume trends Sequential quarters Adj. EBITDA evolution ($m) Index pricing trends ($/mt) Avg. realized price down 7.6% Q/Q (excl. JV shipments, avg. realized price down 4.7% Q/Q). Market index was (18)% US, (22)% EU Volumes decreased 19.8% Q/Q due to challenging market conditions as a result of macroeconomic uncertainty & slower growth Cost was negatively impacted by higher raw materials costs, primarily coal ($6.4 million) and energy ($1.4 million) Energy cost still high in China with increasing risk of power curtailments during dry season 54,912 61,275 67,322 61,713 63,681 56,349 62,988 50,545 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 1,500 3,500 5,500 7,500 9,500 11,500 US CRU spot - import EU CRU spot (5.5.3)

PRODUCT CATEGORY SNAPSHOT Silicon-Based Alloys 6 Volume trends Sequential quarters Adj. EBITDA evolution ($m) Index pricing trends ($/mt) Avg. realized selling price declined 10.8% Q/Q. Market prices for ferrosilicon down from peak levels but still high in historical context. Market Index was (18)% US and (28)% EU Volumes decreased 15.1% Q/Q. Ferrosilicon demand declining due to slowdown in steel sector Cost had a slight negative impact driven by higher coal price in Europe $(1.3) million Low steel demand visibility is pushing customers towards depleting inventories 57,351 61,604 65,222 55,863 60,078 57,594 57,658 48,977 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 500 1,500 2,500 3,500 4,500 5,500 FeSi US CRU spot - import FeSi EU CRU spot

PRODUCT CATEGORY SNAPSHOT Manganese-Based Alloys 7 Volume trends Sequential quarters Adj. EBITDA evolution ($m) Index pricing trends ($/mt) Avg. realized selling price down 20.2% Q/Q. Price pressure due to large imports from India and Asia Volumes decreased 36.5% Q/Q. Q3 Demand normalized after an extraordinary high Q2 Average costs remain stable due to the slow down of the Spanish assets Positive one-off affecting the costs due to the mark-to-market adjustment related to the earn-out provision ($25 million) Low steel demand visibility is pushing customers towards depleting inventories 78,611 72,609 68,323 76,454 97,053 75,082 97,007 61,583 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 800 1,300 1,800 2,300 High-carbon ferromanganese EU CRU spot Silico-manganese EU CRU spot

Q3 Financial Review

INCOME STATEMENT SUMMARY Q3-22 vs. Q2-22 9 Strong third quarter results despite difficult energy markets, especially in Spain with temporary shutdowns Limited increase in raw materials as a percentage of sales despite inflationary impact on raw materials and energy costs Other operating expense decrease mainly driven by the mark-to-market adjustment related to the earn-out provision for the Mn-based alloys segment Fourth consecutive quarter of net profitability ($'000) Q3-22 Q2-22 vs Q Sales 593,218 840,808 (29%) Raw materials and energy consumption for production (285,210) (369,749) (23%) Raw materials / sales % 48% 44% Other operating income 19,711 26,223 (25%) Staff costs (75,689) (80,704) (6%) Other operating expense (77,954) (130,992) (40%) Depreciation and amortization (19,719) (20,185) (2%) Operating profit/(loss) before adjustments 154,357 265,401 (42%) Others 67 (103) 165% Operating profit/(loss) 154,424 265,298 (42%) Net finance expense (16,630) (12,829) 30% FX differences & other gains/losses (1,770) (7,882) (78%) Profit/(loss) before tax 136,024 244,587 (44%) Income tax (37,184) (59,529) (38%) Profit/(loss) 98,840 185,058 (47%) Profit/(loss) attributable to non-controlling interest (1,212) 265 (557%) Profit/(loss) attributable to the parent 97,628 185,323 (47%) EBITDA 174,143 285,483 (39%) Adjusted EBITDA 185,293 303,159 (39%) Adjusted EBITDA % 31% 36%

ADJUSTED EBITDA BRIDGE Q3-22 vs Q2-22 ($m) 10 Average selling price across core products decreased (10.1)%: Silicon Metal (7.6)%, Silicon-based alloys (10.8)% and Mn-based alloys (20.2)% Volume across core products decreased (21.8)%: Silicon Metal (19.8)%, Si-based alloys (15.1)% and Mn-based alloys (36.5)% Cost negative impacted by high raw material prices mainly Coal $(7.8) million and Energy $(1.4) million offset by the earn-out accrual variance $25 million Non recurrent items was mainly impacted by profit sharing accruals in France

CASH AND DEBT EVOLUTION 11 Adjusted gross and net debt ($m) Cash trends ($m) Adjusted gross debt decreased by $69 million primarily driven by the $60 million of 9% super senior notes redeemed in July 2022 and coupon payment Net debt has remained flat as during the quarter the cash generated was reinvested in the business $60 m of 9% super sr. notes redeemed in July 2022 498 513 518 500 431 403 397 342 194 194 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Gross Debt Net Debt 95 116 176 307 237 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22

BALANCE SHEET SUMMARY 12 Unaudited Financial Statements Adjusted gross debt excludes bank borrowings on factoring program at Sep. 30, 2022, Jun. 30, 2022 & Sep. 30, 2021 Cash and restricted cash includes the following as at the respective period ends: Sep. 30, 2021 - Unrestricted cash of $99.9 million, and current, non-current restricted cash and cash equivalents of $6.0 million Jun. 30, 2022 - Unrestricted cash of $304.4 million, and current, non-current restricted cash and cash equivalents of $2.1 million Sep. 30, 2022 - Unrestricted cash of $234.8 million, and current, non-current restricted cash and cash equivalents of $1.9 million Net Leverage and Working Capital as % of sales based on annualized quarterly Adjusted EBITDA and sales respectively ($’000) Q3-221 Q2-221 Q3-211 Cash and Restricted Cash3 236,789 306,511 95,047 Total Assets 1,862,272 1,904,960 1,420,315 Adjusted Gross Debt2 431,207 500,472 499,270 Net Debt 194,418 193,961 404,227 Book Equity 700,340 637,710 281,910 Total Working Capital 717,283 687,345 395,867 Working capital as a % of sales4 30.2% 20.4% 23.1% Net Debt / Adjusted EBITDA4 0.26x 0.16x 2.7x Net Debt / Total Assets 10.4% 10.2% 28.5% Net Debt / Capital 21.7% 23.3% 58.9%

CASH FLOW SUMMARY 13 (1) Free cash flow is calculated as operating cash flow plus investing cash flow ($’000) Q3-22 Q2-22 Q1-22 Q4-21 Q3-21 EBITDA 174,143 285,483 232,239 80,434 35,231 Non-cash items (20,050) 1,072 2,124 (6,477) 1,250 Changes in Working Capital (86,640) (90,835) (167,768) (55,626) (71,518) Changes in Accounts Receivables 60,654 (25,963) (121,767) (83,434) (27,683) Changes in Accounts Payable 1,656 (10,959) 40,073 12,908 9,138 Changes in Inventory (129,210) (59,568) (73,611) (11,137) (51,835) CO2 and Others (19,740) 5,655 (12,463) 26,037 (1,138) Less Cash Tax Payments (12,481) (30,901) (687) (2,918) 359 Operating cash flow 54,972 164,819 65,908 21,707 (34,677) Cash-flow from Investing Activities (14,831) (13,709) (9,125) (7,458) (8,168) Cash-flow from Financing Activities (108,929) (14,764) 2,575 7,364 31,952 Bank Borrowings 193,502 301,360 244,164 221,587 159,861 Bank Payments (218,593) (292,253) (237,627) (210,902) (158,118) Amount paid due to leases (2,412) (2,277) (2,518) (2,617) (2,602) Other amounts paid due to financing activities (60,655) (19,119) 38,298 - - Payment of debt issuance costs (693) (100) - - (26,060) Proceeds from equity issuance - - - - 40,000 Proceeds from debt issuance - - (4,943) - 20,000 Interest Paid (20,078) (2,376) (34,799) (704) (1,125) Net cash flow (68,788) 136,346 59,358 21,613 (10,893) Total cash * (Beginning Bal.) 306,511 176,022 116,663 95,043 106,089 Exchange differences on cash and cash equivalents in foreign currencies (934) (5,857) 1 7 (153) Total cash * (Ending Bal.) 236,789 306,511 176,022 116,663 95,043 Free cash flow (1) 40,141 151,110 56,783 14,249 (42,845) Fourth consecutive quarter with positive operating cash flow: NWC investment $(87) million redemption of $60 million of 9% Super Senior Notes in July 2022 Senior Notes Payment of $20 million of interest including Super Senior Notes accrued interest Non cash items includes mainly the mark-to-market earn-out provision for the Mn-alloys segment and other provisions

FINANCING UPDATE 14 9% Super Senior Notes In Q3, successfully redeemed 100% of the super senior notes at par value to the bond holders for a total amount of $60 million Moody’s credit upgrade Moody’s upgraded the 9.375% senior notes due 2025 to B3 in Q3

b Corporate Update

GENERAL CORPORATE UPDATE 16 France Energy contract for 2023 Proactive cost & cash management Reduce exposure against volatile & higher spot energy cost in France Idle production in the first quarter of 2023, in order manage our rates to be similar to 2022 No market supply disruption anticipated, thanks to our global flexible asset footprint Board approval of strategy for enhanced company performance & sustained growth Strategy, focused on identifying the businesses to invest to grow and to optimize margins Short-term focus on further deleveraging the company balance sheet and fix asset footprint Long-term strategy: Run the silicon metal business for growth and expand into high-end segments such as silicon in batteries and solar; run for cash and optimize Manganese and Foundry business Achieving new industry milestones in our silicon metal powders for batteries and high-end products Ramping up industrial production of 99.999% (3N) and 99.9999% (4N) of micrometre size liquid silicon metal at our Puertollano facility in Spain Silicon metal is expected to be the key to green energy transition driven by growth in batteries, solar & others Advanced discussions with Si/C(silicon carbon) composite producers, joint development agreements 1 2 3

Q&A

Appendix ─ Supplemental Information

QUARTERLY SALES AND ADJUSTED EBITDA 19 Note: The amounts for prior periods have been restated to show the results of the Company’s Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations and therefore these results are also excluded from adjusted EBITDA Adjusted EBITDA Quarterly Sales $ millions Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 Q3 2022 Silicon Metal 124 140 158 152 187 313 356 264 Silicon Alloys 88 104 119 111 166 212 236 179 Mn Alloys 81 85 97 121 167 144 193 97 Other Business 28 33 45 43 50 46 56 53 Total Revenue 321 361 419 429 570 715 841 593 06 22 34 38 86 241 303 185 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22

ADJUSTED GROSS DEBT As of September 30, 2022 20 Notes: Operating leases are excluded for comparison purposes and to align to the balance sheet prior to IFRS16 adoption LBP and Bankinter Factoring excluded for comparison purposes Other bank loans relates to COVID-19 funding received in France with a supported guarantee from the French Government Other government loans include primarily COVID-19 funding received in Canada from the Government for $3.0 million SEPI loans are part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic ($´000) Current Non-current Total balance sheet Less operating leases1 Less LBP Factoring2 Less Bankinter Factoring2 Adj. Gross debt Bank borrowings 68,446 2,534 70,980 - (59,474) (7,935) 3,571 Lease liabilities 7,800 9,181 16,981 (16,254) - - 727 Debt instruments 5,146 330,990 336,136 - - - 336,136 Other financial liabilities 56,078 34,695 90,773 - - - 90,773 Total 137,470 377,400 514,870 (16,254) (59,474) (7,935) 431,207 ($´000) Adj. Gross debt Nominal Bank borrowings: PGE (3) 3,571 3,488 3,571 3,488 Finance leases: Other finance leases 727 727 727 727 Debt instruments: Reinstated Senior Notes 350,037 345,010 Repurchase Bond (19,048) (19,048) Accrued coupon interest Repurchase Bond (297) (297) Accrued coupon interest 5,444 5,444 336,136 331,109 Other financial liabilities: Reindus loan 54,354 56,301 SEPI (5) 31,152 33,631 Canada an others loans (4) 5,267 5,630 90,773 95,562 Total 431,207 430,886

THANK YOU www.ferroglobe.com 21